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MAR 09 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurus Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N. 822 Florida A1A, Suite 310
(No. and Street)

Ponte Vedra Beach	Florida	32082
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Augustus — 904 473-4940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Richard J. Augustus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurus Advisors, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
CARLEY ANNE SMYCZYNSKI
689229
COMMISSION EXPIRES
MAY 23, 2020
STATE OF UTAH

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aurus Advisors, Inc.

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road. Suite A200
Walnut Creek. CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Aurus Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurus Advisors, Inc. (the "Company') as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2004
Walnut Creek, California
March 5, 2018

Aurus Advisors, Inc.

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	35,629
Accounts receivable		250,429
Warrants receivable		347
Other receivables		4,645
Other assets - warrants		3,649
Total Assets	$	294,699

Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	101,763
Accrued expenses		13,509
Due to stockholder		1,474
Total Liabilities		116,746
Stockholders' Equity		
Common stock (no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding)		79,025
Retained earnings		98,928
Total Stockholders' Equity		177,953
Total Liabilities and Stockholders' Equity	$	294,699

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Income

For the Year Ended December 31, 2017

Revenue		
Broker fees	$	1,932,219
Other income		7,875
Unrealized loss		(575)
Total Revenue		1,939,519
Operating Expenses		
Compensation		787,572
Commissions		768,388
Professional fees		52,045
Occupancy expense		17,301
Other operating expenses		135,976
Total Expenses		1,761,282
Income before income taxes		178,237
Income taxes		800
Net income	$	177,437

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
January 1, 2017	$ 79,025	$ 36,143	$ 115,168
Net income		177,437	177,437
Shareholder distributions		(114,652)	(114,652)
December 31, 2017	$ 79,025	$ 98,928	$ 177,953

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net income	$ 177,437
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss	575
(Increase) decrease in:	
Accounts receivable	(133,986)
Prepaid expenses	4,524
Other receivables	(4,645)
Increase (decrease) in:	
Commissions payable	56,864
Accrued expenses	13,509
Due to stockholder	374
Net Cash Provided by Operating Activities	114,652
Cash Flows from Financing Activities	
Distributions	(114,652)
Net Cash Used by Financing Activities	(114,652)
Net Change in Cash and Cash Equivalents	-
Cash and cash equivalents at beginning of year	35,629
Cash and Cash Equivalents at End of Year	$ 35,629

See accompanying notes to the financial statements.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2017

1. **Organization**

Aurus Advisors, Inc. (the "Company") was originally formed as a California corporation and provides investment banking and advisory services to corporations, institutional fund managers and hedge funds. On February 9, 2004, the Company registered as a securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and was granted a broker-dealer certificate by the California Department of Corporations. In November 2015, the Company reorganized in Florida and, going forward, will continue to operate as a Florida corporation.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at December 31, 2017.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Broker Fees and Investment Banking Advisory Fees
Revenues are earned from providing brokerage activities and investment banking advisory services to corporations, institutional investors and hedge funds. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations. The Company is no longer subject to state income tax examinations by tax authorities for years before 2013.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2017.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2017

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- 1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $20,648 which exceeded the requirement by $12,865.

4. Lease Obligation

On April 29, 2017, the Company entered into an operating lease for an automobile. The lease term is 3 years and ends on April 29, 2020. Future minimum lease payments under the lease are:

Year	Amount
2018	$11,642
2019	11,642
2020	2,911
Total	$26,194

5. Risk Concentrations

At various times during the year, the Company's cash balances have exceeded FDIC insured limits.

Due to the nature of the Company's advisory services business, 99% of the Company's revenue during the year was generated from two customers. At December 31, 2017, 92% of the receivable of $250,429 was related to one customer.

6. Related Party Transactions

The Company pays $500 per month in rent to a stockholder. During 2017, the stockholder incurred expenses that were reimbursed by the Company. At December 31, 2017, the Company owed the stockholder $1,474 related to unreimbursed expenses incurred during the year.

7. Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2017, the Company did not make any discretionary contributions for the year.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Warrants and Warrants Receivable

Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Sholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgment in estimating stock price volatility (5%), expected dividends (0%), expected life (1 year), and the risk free interest rate (1.75%). The Company's estimate of volatility was based on similar small cap companies benchmark index, and the risk free interest rate is based on the U.S. Treasury 3 year constant maturity rate at the time the warrants were earned.

8. Fair Value Measurements continued

Assets Measured and Recognized at Fair Value on a Recurring Basis:

	December 31, 2017			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets at fair value:				
Warrants and warrants receivable	-	-	$3,996	$3,996

Changes in Assets Classified in Level 3 for 2017:

Warrants and Warrants Receivable	**Amount**
Balance at January 1, 2017	$4,571
Warrants earned	-
Unrealized loss	(575)
Balance at December 31, 2017	$3,996

9. Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements, and we do not expect a material impact.

Aurus Advisors, Inc.

Notes to the Financial Statements

December 31, 2017

9. Recently Issued Accounting Pronouncements continued

Leases: In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2020 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

10. Subsequent Events

The Company has evaluated subsequent events through March 5, 2018, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Aurus Advisors, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

Net Capital		
Total stockholders' equity	$	177,953
Less: Non-allowable assets		
Accounts receivable		148,664
Warrants receivable		347
Due from Brokers		4,645
Other assets - warrants		3,649
Total non-allowable assets		157,305
Net Capital		20,648
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $116,746 or $5,000, whichever is greater		7,783
Excess Net Capital	$	12,865

Reconciliation with Company's Net Capital Computation (included in Part II of Amended Form X-17A-5 as of December 31, 2017)

Net Capital, as reported in the Company's Part II of Amended form X-17A-5 as of December 31, 2017	$	23,194
Increase in non-allowable assets		(2,546)
Net Capital per above computation	$	20,648

See accompanying notes to the financial statements.

Aurus Advisors, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes to the financial statements.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Aurus Advisors, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Aurus Advisors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 5, 2018

AURUS ADVISORS, INC.
156 RETREAT PLACE
PONTE VEDRA BEACH, FLORIDA 32082
TELEPHONE 650-401-5700 FACIMILE 801-838-3837

January 22, 2018

SEA 15c3-3 Exemption Report

I, Richard J. Augustus, President of Aurus Advisors, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Richard J. Augustus
President